Exhibit 99.1
NICE Named Best of Show Winner at FinovateFall 2014 for
Demonstrating How Voice Biometrics Authenticates Callers in Real Time

The NICE Real-Time Authentication solution helps financial institutions efficiently, seamlessly and securely service customers

Ra’anana, Israel, October 1, 2014 – NICE Systems (NASDAQ: NICE) today announced that NICE was selected as a Best of Show winner at FinovateFall 2014 for its Real-Time Authentication demonstration. The event took place on September 23-24, 2014 at the New York Hilton Midtown in New York City.

The NICE Real-Time Authentication solution validates customers as they conduct a conversation with an agent, using their voice as a unique identifier, all without PINs, passwords, or key phrases to remember. NICE’s patent-pending Seamless™ Passive Enrollment process leverages a customer’s previous call recordings to create a voice print to automatically confirm the caller’s identity.

The solution simplifies the often rigorous authentication process, reducing customer effort by avoiding interrogation-like questioning. It also drives down average handle time by up to 45 seconds per call. NICE Real-Time Authentication is already being used by several large financial institutions across the globe, handling millions of calls with high availability and large-scale capacity.

FinovateFall, a demo-based conference in the fields of banking and financial technology, hosted 70 companies which unveiled their latest and greatest financial technology. Best of Show winners were selected by the 1,500 attendees who voted for their top three favorite company demos on both days. By presenting its Real-Time Authentication solution, NICE was among the top seven companies who were crowned Best of Show winners.

Eric Mattson, CEO, Finovate
“The Best of Show winners at FinovateFall 2014 showcased some of the industry’s most cutting edge products in the banking and financial technology sector. The fact that their peers selected their solutions as compelling and innovative offerings reinforces their valuable contributions to the financial industry.”

Miki Migdal, President, Enterprise Product Group
“We are honored to have been selected as a winner of the Best of Show at Finovate2014. Recognition for our Real-Time Authentication solution proves that there is a strong need in the market for advanced technology solutions that can help financial institutions provide exceptional customer service. With our technology, they are able to get closer to their customers by providing them faster and smarter service, while protecting them against fraud.”

About FinovateFall
FinovateFall is a demo-based conference for innovative startups and established companies in the fields of banking and financial technology. Held in New York City, the event offers an insight-packed glimpse of the future of money via a fast-paced, intimate, and unique format. FinovateFall is organized by The Finovate Group. For more information on the event or to view videos of previous demos, visit finovate.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Migdal, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.